Exhibit 4.3
AMENDMENT NO. 14
TO
AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT
OF
FIRST POTOMAC REALTY INVESTMENT LIMITED PARTNERSHIP
This Amendment No. 14 to the Amended and Restated Limited Partnership Agreement of First Potomac Realty Investment Limited Partnership (this “Amendment”) is made as of March 24, 2011 by First Potomac Realty Trust, a Maryland real estate investment trust, as sole general partner (the “Company”) of First Potomac Realty Investment Limited Partnership, a Delaware limited partnership (the “Partnership”), pursuant to the authority granted to the Company in the Amended and Restated Limited Partnership Agreement of First Potomac Realty Investment Limited Partnership, dated as of September 15, 2003, as amended (the “Partnership Agreement”). Capitalized terms used and not defined herein shall have the meanings set forth in the Partnership Agreement.
WHEREAS, pursuant to Section 2.05 of the Partnership Agreement, the Company, as the general partner of the Partnership, may issue certificates summarizing the terms of the Limited Partnership Interests upon the request of a Limited Partner; and
WHEREAS, the Company has determined in good faith that it is necessary and desirable, and in the best interests of the Company and the Partnership, to amend Section 2.05 of the Partnership Agreement to provide, among other things, that the Limited Partnership Interests shall be securities governed by Article 8 of the Delaware Uniform Commercial Code.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Partnership Agreement is hereby amended as follows:
1. Section 2.05 of the Partnership Agreement is hereby amended and restated as follows:
“2.05 CERTIFICATES DESCRIBING PARTNERSHIP UNITS; ARTICLE 8 OF THE UNIFORM COMMERCIAL CODE. Limited Partnership Interests shall be securities governed by Article 8 of the Delaware Uniform Commercial Code. The General Partner shall have the authority to issue certificates evidencing the Limited Partnership Interests in accordance with Section 17-702(b) of the Act. Any such certificate (i) shall be in form and substance as approved by the General Partner, (ii) shall not be negotiable and (iii) shall bear a legend to the following effect:
This certificate is not negotiable. The Partnership Units represented by this certificate are governed by and transferable only in accordance with the provisions of the Amended and Restated Limited Partnership Agreement of First Potomac Realty Investment Limited Partnership, as amended from time to time.”

2. Except as modified herein, all terms and conditions of the Partnership Agreement shall remain in full force and effect, which terms and conditions the Company hereby ratifies and confirms.
3. This Amendment shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to conflicts of law.
4. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.
* * *

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

FIRST POTOMAC REALTY TRUST As sole general partner of First Potomac Realty Investment Limited Partnership
By:	/s/ Douglas J. Donatelli
Douglas J. Donatelli
Chairman of the Board of Trustees and Chief Executive Officer

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